UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	31 January 2022

Number	05/22

BHP UNIFICATION – SCHEME OF ARRANGEMENT BECOMES EFFECTIVE

On 25 January 2022, BHP announced that the UK Court had sanctioned the BHP Group Plc (Plc) scheme of arrangement (the Plc Scheme) to effect the unification of BHP’s corporate structure. BHP is pleased to confirm that the Plc Scheme became effective at approximately 9:00pm (GMT) on 28 January 2022 in accordance with its terms and the entire issued and to be issued share capital of Plc will be owned by BHP Group Limited (Limited).

Plc Shareholders will receive one New Limited Share for each Plc Share they held at 9:00pm (GMT) on 28 January 2022. A Plc ADS Holder will receive one New Limited ADS for each Plc ADS they hold at 9:30am (EST) on 31 January 2022.

Plc Shareholders will receive New Limited Shares (or an equivalent interest) according to the way in which they held their Plc Shares. Further details and relevant definitions are set out in the Shareholder Circular that was published by BHP on 8 December 2021.

Admission of New Limited Shares and New Limited ADSs to the ASX, JSE and NYSE

The following steps will now occur for implementation of unification:

•	New Limited Shares will commence trading on the ASX on a deferred settlement basis under the ticker “BHPN” with effect from 10:00am (AEDT) today, 31 January 2022;

•	Limited Shares, including New Limited Shares, will be admitted to the JSE under the ticker “BHG” with effect from 9:00am (SAST) on 31 January 2022;

•

Limited Shares, including New Limited Shares, will be admitted to the standard listing segment of the FCA Official List and to trading on the Main Market of the LSE under the ticker “BHP” with trading commencing on the LSE with effect from 8:00am (GMT) on 31 January 2022; and

•	New Limited ADSs will be admitted to trading on the NYSE under the ticker “BHP” with trading expected to commence with effect from 9:30am (EST) on 31 January 2022.

Normal trading in New Limited Shares on the ASX under the ticker “BHP” is expected to commence at 10:00am (AEDT) on 2 February 2022.

2,112,071,796 New Limited Shares have been issued and allotted for the purposes of Unification, which represents approximately 42% of the total number of Limited Shares. Today, BHP Group Limited’s total issued ordinary share capital consists of 5,062,323,190 ordinary shares. This figure may be used by shareholders to determine whether they are required to notify their interest, or change to their interest, in BHP Group Limited for relevant disclosure requirements.

Cancellation of Plc listings

The FCA will cancel the listing of Plc Shares on the premium listing segment of the Official List and the LSE will cease trading of Plc Shares on the Main Market of the LSE, each with effect from 8:00am (GMT) on 31 January 2022.

Trading in Plc Shares on the JSE will be suspended with effect from 9:00am (SAST) on 31 January 2022 and Plc’s listing on the JSE is expected to be cancelled at 9:00am (SAST) on 4 February 2022.

On 31 January 2022, it is expected that the NYSE will file with the US Securities and Exchange Commission (the SEC) a notification to effect the de-listing of the Plc ADSs from the NYSE and the Plc ADSs will no longer be listed on the NYSE. In addition, Plc intends to file a certification on Form 15 with the SEC requesting the termination of registration of Plc ADSs under the US Securities Exchange Act of 1934, as amended, and of Plc’s reporting obligations thereunder with respect to the Plc ADSs.

Amended Limited Constitution

BHP Group Limited’s amended constitution, as approved by Limited Shareholders at the Limited GM on 20 January 2022 becomes effective today and a copy has been separately provided to the ASX and is available at bhp.com.

Updates to Non-executive Directors’ letters of appointment and CEO contract

Each of the Non-executive Directors’ letters of appointment will be amended to reflect that each Non-executive Director will only be serving as a Non-executive Director of BHP Group Limited (and not of BHP Group Plc) from 1 February 2022.

In addition, certain amendments are being made to Mr Henry’s contract of employment. Mr Henry’s contract will be amended, with effect from 1 February 2022, to reflect that Mr Henry will only be serving as the Chief Executive Officer of BHP Group Limited (and not of BHP Group Plc). BHP is also taking this opportunity to make a number of further amendments to Mr Henry’s contract for general improvement purposes. The key amendments are new provisions relating to COVID-19 matters (such as testing and vaccination) and malus and clawback under incentive grants.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

Disclaimer

BHP makes no representation or warranty as to the appropriateness, accuracy, completeness or reliability of the information in this release.

This release is for information purposes only and is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for or otherwise acquire or dispose of any BHP securities or the solicitation of any vote or approval in any jurisdiction pursuant to unification or otherwise, nor will there be any sale, issuance or transfer of any BHP securities pursuant to unification or otherwise in any jurisdiction in contravention of applicable law. This release does not constitute a prospectus or prospectus equivalent document.

Prior to making any decision in relation to any securities in BHP, investors should read the Shareholder Circular and the Prospectus in their entirety, including the information incorporated by reference. Investors must rely upon their own examination, analysis and enquiries of BHP and the terms of the Shareholder Circular and Prospectus, including the merits and risks involved.

Forward looking statements

This release contains forward looking statements, including statements regarding: plans, strategies and objectives of management; approval of certain projects and consummation of certain transactions; unification, including, but not limited to, the perceived benefits of unification and expectations around the impact of unification on the BHP Group; future performance and future opportunities. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.

These forward looking statements are based on management’s current expectations and reflect judgments, assumptions, estimates and other information available as at the date of this release. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. The BHP Group cautions against reliance on any forward-looking statements or guidance, including in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with Covid-19.

Forward-looking statements contained in this release apply only as at the date of this release. To the extent required by the FCA Listing Rules, the Disclosure Guidance and Transparency Rules, the Prospectus Regulation Rules, the ASX Listing Rules and other applicable regulations, BHP will update or revise the information in this release. Otherwise, BHP will have no obligation publicly to update or revise any forward-looking statement, whether as a result of new information or future developments.

No profit forecasts or estimates

No statement in this release is intended as a profit forecast or estimate and no statement in this release should be interpreted to mean that earnings per share for the most recent, current or future financial years would necessarily match or exceed the historical published earnings per share.

Notice to overseas shareholders

The distribution of this release into a jurisdiction other than the United Kingdom or Australia may be restricted by law and therefore persons into whose possession this release comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been or will be taken by the BHP to distribute this release in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, this release may not be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.

Notice to US investors

The securities to be issued by Limited in connection with Unification have not been, and will not be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or the securities laws of any state or other jurisdiction of the United States. Any securities issued in connection with Unification will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof on the basis of the approval of the High Court of Justice in England and Wales.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: January 31, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary